Aflac Incorporated 1st Quarter 2015 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2015	2014
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$663	$732
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	437,306	454,731
Dilutive effect of share-based awards	2,621	2,968
Weighted-average outstanding shares used in the computation of earnings per share - diluted	439,927	457,699
Earnings per share:
Basic	$1.52	$1.61
Diluted	1.51	1.60